Exhibit 99.1

Enerplus to Report First Quarter 2024 Results May 8

CALGARY, AB, April 26, 2024 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) & (NYSE: ERF) will be releasing operating and financial results for the first quarter of 2024 after markets close on Wednesday, May 8, 2024.

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2024/26/c1863.html

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For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 26-APR-24